Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following table sets forth all direct and indirect subsidiaries of Alpha and Omega Semiconductor Limited:

Name	Jurisdiction of Organization
Alpha and Omega Semiconductor (Cayman) Ltd.	Cayman Islands

Alpha and Omega Semiconductor Incorporated	California

Alpha & Omega Semiconductor (Hong Kong) Limited	Hong Kong

Alpha & Omega Semiconductor (Macau), Ltd.	Macau

Alpha and Omega Semiconductor (Shanghai) Co., Ltd.	People’s Republic of China

Nissi High-tech Services (Shanghai) Co. Ltd.	People’s Republic of China

Alpha and Omega Semiconductor (Taiwan) Limited	Taiwan

Alpha and Omega Semiconductor (Shenzhen) Limited	People’s Republic of China

Alpha & Omega Semiconductor (Singapore) PTE. LTD.	Singapore